November 26, 2012

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments provided to Daphne Chisolm on October 2, 2012 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Principal Investment Strategies

1.	Comment: Provide a representation that the Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.
Response: The Adviser represents that the Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.

2.	Comment: Is the meaning of the term “junior” the same as or different from “small-cap”?
Response: The term junior has the same meaning as small-cap.

3.	Comment: Provide the market capitalization of the components of the Underlying Index.
Response: We have revised the disclosure consistent with this comment.

4.	Comment: In the paragraph beginning “Correlation,” please delete “[i]n addition to the risk.”
Response: We have revised the disclosure consistent with this comment.

Mr. Kieran G. Brown Securities and Exchange Commission November 26, 2012 Page 2

Summary of Principal Risks

5.	Comment: Consider deleting “Cash Transaction Risk.”
Response: We have determined to include “Cash Transaction Risk” at this time.

Information Regarding the Indexes and the Index Provider

6.	Comment: Include additional disclosure regarding small capitalization.
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

Investment Objective, Strategies and Risks

7.	Comment: Consider revising the disclosure on futures and related options in light of new CFTC rules and interpretations.
Response: We have revised the disclosure consistent with this comment.

Existing 1940 Act Limitations

8.	Comment: Please include additional disclosure on senior securities, borrowing, and underwriters.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

Trustee Ownership of Fund Shares

9.	Comment: Please include the disclosure required by Item 17(a)(4) of Form N-1A.
Response: We have revised the disclosure consistent with this comment.

Trustee Ownership of Securities of the Adviser and Related Companies

10.	Comment: Please include the disclosure required by Item 17(a)(5) of Form N-1A..
Response: We have revised the disclosure consistent with this comment.

Portfolio Managers

11.	Comment: Please consider adding additional disclosure regarding structure of cash bonus compensation.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

Mr. Kieran G. Brown Securities and Exchange Commission November 26, 2012 Page 3

Brokerage Transactions

12.	Comment: Consider adding a general statement on brokerage commission, mark-ups and mark-downs.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

Proxy Voting

13.	Comment: Consider adding additional disclosure on how the Proxy Voting Policies address material conflicts of interest.
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm

Law Offices of DT Chisolm, PC